                           THOMAS WEISEL PARTNERS LLC
                        ONE MONTGOMERY STREET, SUITE 3700
                         SAN FRANCISCO, CALIFORNIA 94104

                                                     March 7, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE
------------------------------------

Mr. Scott M. Anderegg, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

         Re:  G-III Apparel Group, Ltd.
              Registration Statement on Form S-3 (Registration No. 333-139795)
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Dear Mr. Anderegg:

         The undersigned, as managing underwriter for the public offering of the common stock of G-III Apparel Group, Ltd., a Delaware corporation (the
"Company"), hereby joins in the Company's request that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that said
Registration Statement will become effective at 2:00 p.m., Washington, D.C.
time, on March 8, 2007 or as soon thereafter as possible, pursuant to Rule 461 of the Securities Act of 1933, as amended (the "Securities Act").

         Pursuant to Rule 460 of the Securities Act, we wish to advise you that we have effected the following distribution of the Company's preliminary prospectus dated February 21, 2007, through the date hereof:

           To Whom Delivered                      No. of Copies
           -----------------                      -------------

           Prospective Underwriters                         500
           Institutions                                   3,200
           Others                                           500

           Total                                          4,200

                                           Very truly yours,

                                          THOMAS WEISEL PARTNERS LLC

                                          By: /s/  Morris Cheston III
                                            ------------------------------
                                              Name:  Morris Cheston III
                                              Title: Principal